FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 6, 2021

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on October 6, 2021

CELLCOM ISRAEL ANNOUNCES UPDATE RE. XFONE's
PURCHSAE UNDER INSOLVENCY PROCEDURES

Netanya, Israel – October 6, 2021 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that following its previous reports regarding the insolvency proceedings of Marathon (018) Xfone Ltd., or Xfone, and offers for Xfone's purchase under these proceedings (the last of which was filed on Form 6-K on September 27, 2021), on October 5, 2021, the court appointed arrangement manager submitted a report to the court noting that in light of the results of the creditors' meetings, in which none of the offers received the required majority, the proceeding came to a dead end and the only alternative he sees for a settlement arrangement for Xfone is formulation of agreements among the corporation controlled by Mr. Yariv Lerner and the Clearmark Fund (hereinafter: the "Potential Buyer"), Xfone and its controlling shareholder (who submitted an updated settlement arrangement offer under which Xfone will adopt the sharing agreement which was signed between the Company and the Potential Buyer) and the Company, regarding the network sharing agreement which was signed between the Company and the Potential Buyer and the repayment of the full debts to Xfone's creditors. The arrangement manager further noted that in the absence of such agreements and in light of the end of the period defined in the Insolvency and Financial Rehabilitation Law, 2018 (the "Law") for the proceeding, the alternative to such creditors' settlement arrangement would be an order to open insolvency proceedings against Xfone under Part B of the Law.

The Company has reservations regarding the arrangement manager's position and will present them to the court. The hearing in the insolvency court has been postponed to October 7, 2021. The Company will further update on material developments.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

CELLCOM

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	October 6, 2021	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary